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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 21)

                              Quanta Services, Inc.
                              ---------------------
                                (Name of Issuer)

                        Common Stock, $0.00001 par value
                        --------------------------------
                         (Title of Class of Securities)

                                    74762E102
                                    ---------
                                 (CUSIP Number)

       Leslie J. Parrette, Jr., Senior Vice President, General Counsel and
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                              Corporate Secretary
                              -------------------
                              UtiliCorp United Inc.
                              ---------------------
        20 West Ninth Street, Kansas City, Missouri 64105 (816) 421-6600
        ----------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 22, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                               CUSIP No. 74762E102
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     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          UtiliCorp United Inc. #440541877
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     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
          (a)
          (b)  X
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     3    SEC USE ONLY

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     4    SOURCE OF FUNDS (See Instructions)

          WC, BK
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     5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)

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     6    CITIZENSHIP OR PLACE OR ORGANIZATION

          Delaware
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  NUMBER OF SHARES            7    SOLE VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING                 29,243,179
    PERSON WITH
                              --------------------------------------------------
                              8    SHARED VOTING POWER
                                   None*
                              --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
                                   29,243,179
                              --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
                                   None
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     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          29,243,179
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     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)
          X
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     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          38.06%**
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     14   TYPE OF REPORTING PERSON (See Instructions)
          CO
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*    This representation is qualified by the fact that, as described in Item 4 of the Schedule 13D, UtiliCorp has the ability to vote or direct the vote of the shares subject to the Stockholder's Voting Agreements only in two limited, tax-related circumstances. UtiliCorp expressly disclaims beneficial ownership to any shares of Common Stock that are subject to the Stockholder's Voting Agreements.

** The percentage reflected in row 13 above is obtained by using 76,829,934 shares as the denominator (in accordance with Rule 13d-3(d)(1)(i)(B)). This denominator includes: (a) 59,605,129 shares of Issuer's issued and outstanding Common Stock (as indicated in Issuer's Form 10-Q filed on November 14, 2001), and (b) 17,224,805 shares of Common Stock into which Issuer's Convertible Preferred Stock held by UtiliCorp is convertible.


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     Also note that the percentage of Common Stock owned by UtiliCorp on a partially diluted basis is approximately 36.04%. This percentage is obtained by using 81,145,385 shares as the denominator, which includes (a) the 76,829,934 shares discussed in the previous paragraph, (b) 1,152,055 shares of Limited Vote Common Stock (as indicated in Issuer's Form 10-Q filed on November 14, 2001), and (c) 3,163,396 shares of Common Stock into which the Issuer's Convertible Subordinated Notes can be converted. UtiliCorp's ownership can be further diluted by (x) other classes of Issuer's securities that can be converted into Common Stock and (y) shares of Common Stock issuable under Issuer's Stock Option Plan.


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                               AMENDMENT NO. 21 TO
                            STATEMENT ON SCHEDULE 13D

INTRODUCTION

     All information herein with respect to UtiliCorp United Inc., a Delaware corporation ("Utilicorp"), and the common stock, par value $0.00001 per share (the "Common Stock"), of Quanta Services, Inc., a Delaware corporation ("Issuer" or "Quanta"), is correct to the best knowledge and belief of UtiliCorp. The Schedule 13D originally filed on October 4, 1999 on behalf of UtiliCorp and twenty amendments thereto filed on October 8, 1999, October 14, 1999, October 20, 1999, October 26, 1999, November 9, 1999, January 13, 2000,
April 27, 2000, May 25, 2000, June 20, 2000, July 17, 2000, May 23, 2001,
October 1, 2001, October 4, 2001, October 11, 2001, October 19, 2001, October 30, 2001, November 13, 2001, November 28, 2001, and February 8, 2002
respectively, on behalf of UtiliCorp are incorporated by reference and amended as follows.

ITEM 4. PURPOSE OF TRANSACTION.

         In furtherance of its previously-announced plan to wage a proxy contest to seek control of the board of directors at Quanta's 2002 annual meeting of stockholders, on February 21, 2002, UtiliCorp announced that it had retained Salomon Smith Barney as its financial advisor and Morrow and Co. as its proxy solicitor.

         On February 22, 2002, UtiliCorp delivered a "Stockholder Notice to Submit Director Nominees" with respect to Quanta's 2002 annual meeting (the "Notice") to the Corporate Secretary of Quanta. The Notice advises Quanta that UtiliCorp is seeking to elect the following persons (each a "Nominee" and collectively, the "Nominees") as members of the board of directors of Quanta at Quanta's 2002 annual meeting: Terrence P. Dunn, Robert K. Green, Richard C. Kruel, Robert E. Marsh, Edward K. Mills, R. Paul Perkins, Bruce A. Reed, Keith G. Stamm and William H. Starbuck, Ph.D. UtiliCorp's slate of director nominees includes three independent nominees who would be qualified to serve as Quanta's Audit Committee under the applicable New York Stock Exchange requirements. If so nominated and elected, the Nominees would constitute the entire board of directors of Quanta, together with a director to be elected by Quanta's Limited Vote Common Stock.

         On February 22, 2002, UtiliCorp issued a press release announcing its delivery of the Notice and disclosing the names and certain background information of the Nominees. UtiliCorp has agreed to indemnify each of the Nominees who is neither a director of Quanta or UtiliCorp from and against any losses incurred by such Nominee resulting from, relating to or arising out of the nomination of such Nominee for election as a director of Quanta at Quanta's 2002 annual meeting.


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ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

UtiliCorp Press Release dated February 21, 2002.

Letter to Quanta from UtiliCorp in relation to Stockholder Notice to Submit Director Nominees with respect to 2002 Annual Meeting, dated February 22, 2002.

UtiliCorp Press Release dated February 22, 2002.

Form of Indemnification Agreement by and between UtiliCorp and each Nominee who is neither a director of Quanta nor the Company.

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                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2002                UtiliCorp United Inc.

                                        By:       /s/ Leslie J. Parrette, Jr.
                                        Name:     Leslie J. Parrette, Jr.
                                        Title:    Senior Vice President,
                                                  General Counsel and Corporate
                                                  Secretary


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